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                      FORM U-12(1)-B (THREE-YEAR STATEMENT


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2000

            FORM U-12(I)-B (THREE-YEAR STATEMENT)-ADVANCE STATEMENT

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)


      1. Name and business address of person filing statement.

           Susan Tomasky
           1 Riverside Plaza
           Columbus, Ohio  43215-2373


      2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

           None.


      3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

           American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.


      4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

           Senior Vice President and General Counsel of American Electric Power Service Corporation, and Secretary of American Electric Power Company, Inc.

           My duties require, among other things, such appearances as may be necessary before the Securities and Exchange Commission and other agencies of the Federal Government, the Congress or Congressional Committees, and members and representatives thereof, to present or discuss matters affecting companies in the American Electric Power System. The time devoted to such activities represents only a small fraction (probably less than 10%) of the time devoted by me to my duties in the foregoing positions.


      5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                         Salary or other
                            Compensation
                                        to be               Person or company
                    received            received            from whom received
Name of recipient      (a)                 (b)              or to be received
                    (Total              (Total estimated
                    compensation for    compensation for
                      for 1997)         years 1998-2000)
                (Employment commenced
                     July, 1998)
                                        1998 180,000
Susan Tomasky     Not applicable        1999 400,000     American Electric Power
                  for advance           2000 425,000     Service Corporation
                  statement.


           (b)  Basis for compensation if other than salary.

           Salary (including incentive compensation, if any) and director fees from American Electric Power Service Corporation


      6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total Amount of routine expenses charged to Client:

                Not applicable for advance statement.

           (b) Itemized list of all other expenses.

                None.


Date: September 21, 1998            /s/ Susan Tomasky
                                    Susan Tomasky